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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

                     BioReliance Corporation
                        (Name of Issuer)


                 Common Stock (par value $0.01 per share)
                   (Title Class of Securities)

                          090951 10 4
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 090951 10 4
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS:

     Sidney R. Knafel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

(a)  [ ]           (b)  [ ]

3
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5   SOLE VOTING POWER:          2,921,131**
6   SHARED VOTING POWER             0
7   SOLE DISPOSITIVE POWER      2,921,131**
8   SHARED DISPOSITIVE POWER        0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     2,921,131**

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*:  [X]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     38.4%

12
TYPE OF REPORTING PERSON*:

     IN


-------------------------------------------------------------
*SEE INSTRUCTIONS

**Includes 59,010 shares owned by Mr. Knafel's spouse, Susan R. Knafel, 1,482,047 shares owned by trusts for the benefit of Mr. Knafel's children and 70,000 shares held by the Knafel Family Foundation, a private charitable foundation of which Mr. Knafel is a trustee, as to which shares Mr. Knafel disclaims beneficial ownership. This figure excludes 280,810 shares held by Andrew G. Knafel, an adult child of Sidney R. Knafel, as to which shares Mr. Knafel disclaims beneficial ownership.


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    Item 1
    (a)  Name of Issuer
         BioReliance Corporation
    (b)  Address of Issuer's Principal Executive Offices
         9900 Blackwell Road, Rockville, Maryland 20850

    Item 2
    (a)  Name of Person Filing
         Sidney R. Knafel
    (b)  Address  of  Principal Business  Office  or,  if  none,
         Residence
         126 E. 56th Street
         New York, NY 10022
    (c)  Citizenship
         United States
    (d)  Title of Class of Securities
         Common Stock, par value $0.01 per share
    (e)  CUSIP Number
         090951 10 4

    Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
    Not Applicable

    Item 4.     Ownership
    (a)  Amount Beneficially Owned
         2,921,131*
    (b)  Percent of Class
         38.4%
    (c)  Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote
         2,921,131*

________________________________________________________________
*Includes 59,010 shares owned by Mr. Knafel's spouse, Susan R. Knafel, 1,482,047 shares owned by trusts for the benefit of Mr. Knafel's children and 70,000 shares held by the Knafel Family Foundation, a private charitable foundation of which Mr. Knafel is a trustee, as to which shares Mr. Knafel disclaims beneficial ownership. This figure excludes 280,810 shares held by Andrew G. Knafel, an adult child of Sidney R. Knafel, as to which shares Mr. Knafel disclaims beneficial ownership.


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       (ii)   shared power to vote or to direct the vote
         -0-
       (iii) sole power to dispose or to direct the disposition of
         2,921,131*
       (iv) shared power to dispose or to direct the disposition of
         -0-

    Item 5. Ownership of Five Percent or Less of a Class
         Not Applicable

    Item 6. Ownership of More than Five Percent on Behalf of
            Another Person.
         Not Applicable

    Item 7. Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company
         Not Applicable

    Item 8. Identification and Classification of Members of the
            Group
         Not Applicable

    Item 9. Notice of Dissolution of Group
         Not Applicable

    Item 10.  Certification
         Not Applicable

_________________________________________________________________
   * Includes 59,010 shares owned by Mr. Knafel's spouse, Susan
     R. Knafel, 1,482,047 shares owned by trusts for the benefit of Mr. Knafel's children and 70,000 shares held by the Knafel Family Foundation, a private charitable foundation of which Mr. Knafel is a trustee, as to which shares Mr. Knafel disclaims beneficial ownership. This figure excludes 280,810 shares held by Andrew G. Knafel, an adult child of Sidney R. Knafel, as to which shares Mr. Knafel disclaims beneficial ownership.

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule
     13d-3(d)(1).


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                              SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                        By:  /s/ Sidney R. Knafel
                                             --------------------
                                             Sidney R. Knafel



                                        Dated:  February 13, 1998
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